                                                                    Exhibit 99.3


BRASCAN                                                             NEWS RELEASE
CORPORATION

                       BRASCAN CORPORATION AGREES TO ISSUE
                        $200 MILLION OF PREFERRED SHARES

TORONTO, AUGUST 28, 2001 - Brascan Corporation (BNN: NYSE, TSE) today announced that it has agreed to issue $200 million of cumulative redeemable preferred shares with a dividend rate of 5.75% to a syndicate of investment dealers led by CIBC World Markets. The preferred shares are rated Pfd-2 (low) by Dominion Bond Rating Service (DBRS) and P-2 by Standard and Poors (S&P).

The preferred share issuance follows on the recent increase in Brascan's debt and preferred share ratings from S&P and DBRS, and furthers Brascan's drive to lower its weighted average cost of capital for common shareholders. Proceeds of the issuance will be used for general corporate purposes, including increasing the company's interest in its principal business units.

                               * * * * * * * * * *

BRASCAN CORPORATION is an investment and financial services company with a goal of earning a 20% total return on equity while investing in high quality assets which generate sustainable cash flows and capital increases in value. Brascan owns real estate, hydro power generation, financial services and mining and refining assets throughout North and South America. Brascan is listed on the Toronto and New York Stock Exchanges under the symbol BNN.

For more information, please visit our web site at www.brascancorp.com or contact the following individuals:

MEDIA:                  INVESTORS AND FINANCIAL ANALYSTS:
Robert J. Harding       Richard Legault                       Katherine C. Vyse
Chairman                Senior Vice-President and             Vice-President,
416-363-9491            Chief Financial Officer               Investor Relations
                        416-956-5183                          416-369-8246